Exhibit 99.1

Given Imaging
Second Quarter 2011
Financial Results Conference Call
August 4, 2011
9:00 a.m. ET

Operator:
Good morning, and welcome ladies and gentlemen to the Given Imaging second quarter 2011 conference call. As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Fern Lazar of Lazar Partners. Please go ahead.

Fern Lazar:
Good morning, and thank you for joining us.  With us today from Given Imaging are Homi Shamir, president and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 9, 2011. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s second-quarter earnings release, which is posted on the Given Imaging site.

I’ll now turn the call over to Homi Shamir, president and CEO of Given Imaging.

Homi Shamir:	Thanks Fern, and thanks everyone for joining us today.

We are please that In the second quarter we achieved revenue growth of 6.3 percent compared to the same period last year.  Importantly, revenues in the Americas region increased by 4 percent despite the fact that healthcare utilization in the U.S. continues to remain under pressure.  In fact, non-interventional colonoscopy and upper endoscopy procedure rates in the first four months of this year are down by more than 8 percent compared to the last four months of 2010.

We’re also very pleased that revenues in the APAC region grew by nearly 30%.

EMEA revenues were flat compared to the second quarter of last year but 14 percent higher in the first six months of 2011 compared to last year.  We expect revenue in the region to return to strong double digit growth in the second half of this year.

Our non-GAAP gross margin in the second quarter was 76%, slightly lower than the 77.3% reported in second quarter of last year, due to certain one-time charges.  However, we anticipate that gross margin for the remainder of the year will be higher and in line with our projections.

In May, we attended Digestive Disease Week or DDW, the largest GI- medical meeting, where our products were featured in more than 150 podium and poster sessions.  Of note, several studies showed that capsule endoscopy led to changes in physician management of patients with known Crohn’s disease. This follows the FDA’s decision earlier this year to expand PillCam SB’s label to include its use as a tool to monitor lesions indicative of Crohn’s disease.  A recent article in Gastrointestinal Endoscopy also underscored the recommendation to use PillCam to monitor mucosal healing in Crohn’s patients.

Also at DDW, doctors presented data from the largest European, multicenter study of PillCam COLON 2 to date at a podium presentation.  The head-to-head study comparing PillCam COLON to colonoscopy showed that PillCam COLON is an appropriate tool for visualizing the colon. Press releases reviewing the data from these studies and others presented at DDW are available in the news section of our website.

In early June, we achieved an important milestone with the initiation of the multi-center PillCam COLON 2 pivotal study.  I’m pleased to report that both site initiation and patient enrollment are on schedule.  Currently, all sites in the US have received IRB approval, and the majority of centers participating in the trial are now enrolling patients.

As a reminder, 11 sites in the US and six in Israel are participating in the pivotal study. We will be enrolling approximately 800 patients who are at average risk for colon polyps and who are indicated for screening examinations.  The trial is comparing PillCam to optical colonoscopy as the clinical standard.

Assuming that the current rate of enrollment continues, we are on track to complete the accrual phase of the trial as planned, by the end of May 2012, with the goal of submitting data to the FDA as a 510k application by the end of next year.

In addition to the U.S. PillCam COLON trial, we’re on course to initiate the clinical trial for PillCam COLON in Japan later this year. The trial will serve as the basis for a regulatory filing to market PillCam COLON in the country.  As agreed with PMDA, the Japanese regulatory body, we plan to enroll 72 patients and will have fast track review.  We expect to have IRB approval in September or October at which point we plan to begin patient enrollment.  The enrollment phase is expected to take just a few months.

I’ll now turn the call over the Yuval who will provide some additional details regarding our performance this quarter.

Yuval Yanai:	Thanks, Homi.

As Homi mentioned, worldwide revenues were a record $44.8 million in the second quarter of 2011, a 6.3% increase from the $42.1 million in the second quarter of 2010.

Revenues in the Americas region increased 4% to $26.9 million, which is attributable to growth in sales of our Bravo and Sierra products. I would like to remind all you that the Sierra acquisition was completed on April 1st last year, and we began consolidating results in the second quarter of 2010.

Revenues in the EMEA region were $11.8 million, slightly higher than the same quarter last year.  We had good first half results in this region, and we anticipate even better results in the second half of the year.

APAC revenues increased by approximately 30 percent to $6.1 million.

Worldwide PillCam SB sales amounted to 58,700 capsules in the second quarter of 2011, compared to 59,900 capsules in the same period last year. The strong increase in PillCam SB sales in the Asia Pacific region was offset by declines in the Americas and the EMEA regions. However, we believe that we can deliver much stronger PillCam SB sales in the second half this year.

We sold 33 workstations in the second quarter compared to 55 systems in the same period last year.  This brings our cumulative system deliveries worldwide to over 5,660 systems.  We also sold over 200 Rapid Access Systems, our software only solution, and since we launched this product last year, we’ve sold over 1,250 systems.

Gross margin on a non-GAAP basis in the second quarter of 2011 was 76.0 percent, compared to gross margin of 77.3 percent in the second quarter of 2010.  As we said in the press release, gross margin for the quarter was lower than usual, due to certain one time non-recurring charges. Our basic production processes, as well as global average selling prices haven’t changed, and therefore we can estimate, with a relatively high level of confidence, that gross margin will be higher in the second half of the year.

Non-GAAP operating profit was $4.8 million in the second quarter of 2011, compared to $7.2 million in 2010.  The lower non-GAAP operating profit is a result of the lower gross margin, as well as increased R&D, clinical trials and S&M expenses.  As with gross margins, we expect operating profit and margin to improve in the second half of the year

Cash flow for the quarter was back on track. We generated $5.1 million from operating activities, and approximately $3 million from the exercise of employee stock options.

The full reconciliation between GAAP and non-GAAP earnings is available in our second quarter press release which is posted on our website.

Moderator, you may now open the call to questions.

Operator:	At this time if you'd like to ask a question, please press star and then the number 1 on your telephone keypad. Once again, that's star 1 to ask a question.

And we'll take our first question from Amit Hazan from Gleacher.

Amit Hazan:	Thanks very much, hey, good morning guys.

Homi Shamir:	Good morning, Amit.

Yuval Yanai:	Good morning.

Amit Hazan:
I wanted to first ask about Europe, you know, if we kind of look at it sequentially, you sold roughly about the same amount of capsules it looks like, but obviously it's down a little bit year-over-year. Can you just give us a little bit of color, usually we see a little bit stronger June than March, of why there wasn't too much change, in your opinion?

 And probably more importantly, it sounds like you have a lot of confidence that Europe is going to improve in the second half of the year, what is it that you're seeing that allows you to make that comment?

Yuval Yanai:
Okay, hi, Amit. This is Yuval. First of all I have to reiterate what was said before that although second quarter was - stayed flat, or even was slightly down in SB sales compared to last year. First half was quite strong.

And based on projections we have and the fact that last year, second half of the year was not that strong, we are estimating, once again, and with a relatively high level of confidence that we will show a very strong, double-digit growth in EMEA.

And on top of that, business okay, currencies do have its own positive addition to revenue, so therefore we have no reason to be worried at all from revenue development in EMEA.

Amit Hazan:
All right. And then, similar question on APAC, this area looks like it's actually getting some really good traction. I think that was a record number for you of capsules sold, if you can just give us a little bit of a sense of what's going on on the ground there? You must be happy with your distributors, but what are they doing differently, or how do you anticipate the growth in that region is going to develop in the third quarter...

Homi Shamir:
Yes, Amit, Homi. Good morning. First, in APAC it's not only Japan, okay, it's the combination of Australia that's doing very well for us and continuing to do for many years, and economy is very strong there.

And also in APAC, we never spoke about that previously, is China. We start some activity in China. We were barely present, but really we start a major activity in China late last year, early this year, from example this quarter we sold out of the 200 RAPID Access, we sold half of them in China.

We are growing very strongly in the installed base, and it's also going to - be effected in the capsule. So we need to see if in the next couple of quarters how the trends continue, but we are fairly encouraged the direction - we are going there and also Japan, relatively had a good quarter. So but, you know, that's the APAC region now that's been affected.

Amit Hazan:
Okay. And then the last question for me is on the P&L, I want - you talked about improving operating margins and I want to try to get a sense from you of what you are targeting for the year in terms of improvement.

It's - I think everyone understands that you're spending a little bit more, but - because of the COLON trials, but now you should have a pretty good sense of what you need to spend, so what kind of improvement should we expect in operating margins for this year, and how should we think about that improving, generally speaking next year as well?

Yuval Yanai:
Okay, the situation is right now that we, basically - spending, in operating expenses is almost the same level as we spent in the fourth quarter of last year. And the same as we said when we provided the guidance for the year, we said we are freezing last year fourth quarter operating expenses.

And therefore as revenue grow, and revenue will continue to grow much faster in the second - hopefully in the second half of the year, then obviously we should see improvement in both  operating profit and operating margins.

I wouldn't like yet to talk about 2012, it's still ahead of us, but basically when I'm quite sure that when we provide guidance, you will find out that we are putting a lot of emphasis on continually improving our operational profits.

Homi Shamir:	I just want to reinforce what Yuval said, one of our biggest goals is - going forward - is to continue to improve our bottom line and bring it to much higher level of profitability in the future.

Amit Hazan:	All right, thanks very much Guys.

Homi Shamir:	Thank you Amit.

Operator:	We will take our next question from Joshua Zable with WJB Capital.

Joshua Zable:
Hey, good morning everyone. Congrats on a nice quarter here, and thanks for taking my questions. Amit kind of hit some of the key points, but just a couple of other ones. Just getting to COLON 2, I know you said the majority of centers are enrolling, and I don't know, is there any more specifics you can give us, specifically the number of centers and maybe number of patients enrolled, just any more details you're comfortable providing?

Homi Shamir:
I don't want to give the number of patients, because we would like to keep it, and we will provide update in the future, but it's enrolling very nicely, okay, so it's running here in the states, I believe out of the 11, probably 9 already done ingestion and running.

So, and it's really the beginning, so give us another quarter. If we feel that we are running much faster we obviously will let you know, but at the moment we are very pleased with how quickly we received the IRB, and we are more than that, happy both here and we have three sites running in Israel, how quickly they managed to get the pipeline with the patient and staff running them. So it's running very well.

Joshua Zable:
Great. And maybe you can talk about just kind of color around it, you know, we've seen with other trials, obviously exciting products like this, maybe people who aren't in the trials sort of asking to get in trials like this, or trying to enquire, is there kind of a lot of noise in the clinical community yet, or is it still under the radar?

Homi Shamir:	I am – with us today is our Chief Medical Officer, Dr. David Mason. I'll ask David to answer it.

David Mason:
Yes, I - good morning. There really is a lot of interest, in fact we have - we could be over subscribed if we want to, most of our sites have got patients lined up ready to go, so there's - we do get calls and inquiries through our Internet portal, but right now there's just both in investigator community more to - that want to do it than we can support.

And then, on the patient side, lots of patients lined up to participate, so we've been very pleased, and we've been assisted by our colleagues here at Lazar Partners in this effort, and in terms of having information.

But right now it's been very favorable and we've had, as has been the case with COLON 2 studies, more interest than we can actually take care of.

Joshua Zable:	Great. That's great news. Just, obviously with procedure volumes kind of tough, Bravo and Sierra were really, really good, maybe just some color around the strength there?

Homi Shamir:
Again, I think it's again showing how good was the acquisition of those two product lines. We start seeing that there is difficulty in the USA market in the past, that's why we bought those companies, not only because of the synergy to our product  also to fuel the growth, and it will continue to grow.

We say we are very pleased how it's going. And it will continue to grow in the strong double-digit number and by the way, we see especially with the Sierra products, we are also seeing very nice growth outside the USA. Again, I mention China, Australia, EMEA, so it's been - both of them were excellent acquisition.

Joshua Zable:	Great. And then just on the Japan COLON trial, everything on track with sort of what you thought before, not delayed, not earlier, just kind of on track, is what you thought, right?

Homi Shamir:
That's on track, we - as a matter of fact, we may - in Japan receive a CTM, which is certificate for the starting the trial from the PEMDA and we submitted then the IRB, and the IRB is taking a little bit longer in Japan than here in the states, but as I said, we're hoping to start, somewhere in September, October, to run this trial and I will think also in Japan we'll have fairly enthusiastic patients who want to do it.

Recently we had a lot of press coverage in Japan about our technology and Given and etcetera so I think that's - and also especially the C2, and I think that will also help us a lot to have enrollment, quick enrollment, and that will be a very, very quick trial.

Joshua Zable:
Great. And then last question, just getting back to the P&L here on the gross margin, I know you kind of talked about costs and one-time in nature, can you - is there - are you comfortable sharing, kind of quantifying that, or sort of giving us a little bit more details.

And just to be abundantly clear, these are one-time, so again, x-ing this out gross margin obviously would have been a lot higher?

Yuval Yanai:
Well I'm not sure I'm - there is much of a value to go into details because we talk about non-recurring items. For an example, you know, change allocation, things like that would usually do on a quarterly basis however, you know, from time to time there's accumulation, more than one or two events that - so the effect is just bit higher.

But as I said before, since the production processes are the same, average selling price are at least equal to what used to be before, then we believe that those items are not going to recur and we will be back at the normal level of profitability.

Joshua Zable:	Thanks Guys, congrats again.

Homi Shamir:	Thank you.

Yuval Yanai:	Thank you Josh.

Operator:	And if you'd like to ask a question, please press star and the number 1 on your telephone keypad. We'll go next to Brian Brokmeier with Maxim Group.

Brian Brokmeier:	Hi Homi, hi Yuval.

Homi Shamir:	Hi Brian.

Yuval Yanai:	Hi Brian.

Brian Brokmeier:	Hi. So the - how are sales of the PillCam COLON 2 going in Europe right now?

Homi Shamir:
Going the way we expected, and a lot of interest. We're just waiting now, and we keep saying to receive the guidance from the society from the KOL meetings we had earlier this year. I think that we'll continue to boost the use of the capsules and we are very pleased the way it's going.

Brian Brokmeier:
And so it - like you said it was - that meeting was earlier this year, so how long do you expect it to take them to come back with a reply? I don't know, how big is the organization in terms of bureaucracy and why it's taking so long?

Homi Shamir:
We said it would be, if I am not mistaken, around the end of Q3, beginning of Q4, some of that. There is a big trade show in New York, it's called UEGW, this year it’s in in Stockholm, and somewhere on this time, and I think it's in the October time frame, they are trying to target it.

Brian Brokmeier:	Okay. See, I missed what you said, Yuval, with the Systems and RAPID Access sales work, could you repeat that please?

Yuval Yanai:	For the quarter, Systems were - 33 Systems, and for RAPID it was slightly over 200.

Brian Brokmeier:	Okay. And if - you talked a little bit about China. What's your distribution in China, are you direct or you have a third party distributor?

Homi Shamir:
We have a third party distributor, we started working him end of last year, beginning of this year, and he is doing amazing, and we growing very nicely the install base. I mean, most of those RAPID Access is new customer.

I - yes, a few are special. In the USA and New York, sometimes it can be - existing customer, but a lot of them fueling new customer to us across the globe.

Brian Brokmeier:	And, are you approved in China for inpatient and outpatient?

Homi Shamir:
Yes, we approved across the board, just to mention in China we still sell SB1, we have not yet, we are waiting for the authority to approve SB2 and C1 and after that C2, so things are a little bit behind but things are progressing very well.

Brian Brokmeier:	Okay, and - is your distributor - could you tell us a little bit about your distributor? Are they, you know, throughout the country, are they just in a few major cities?

Homi Shamir:	Oh no, they don't - they have 64 at the moment, like 64 sales people across the country in various province and they are planning to increase it as they increase their sales in the country.

It's again, it's a country that has a potential - like any other company, you know, we are putting a lot of effort in those Far East, in area that has growth, and China is obviously the leading and I think the product we have is very fit to this market. But it will take time to develop, but we are pleased with, so far, the direction there.

Brian Brokmeier:	And, does the distributor only sell to GIs or what other products are they selling? What specialties..

Homi Shamir:	The only special he's selling and I'm not going to go into too much detail, but he is concentrating on the PillCam only business.

Brian Brokmeier:	For all - sorry, all 64 sales people are only selling the PillCam?

Homi Shamir:	Correct.

Brian Brokmeier:
Oh wow. And what about other countries, like your other - where you're pursuing, such as - and maybe, what goes on in terms of targeting the Middle East, or other - you just mentioned Far East countries, or more in Latin America?

Homi Shamir:
 I mean, yes, obviously we're concentrating in - we'll start talking about that more at the end of this year, early next about Brazil. We see - and that's the one country that we are putting, or will start putting more effort because of the reimbursement and the direction there.

Australia, I keep saying Australia been a very strong country for us for many years. We have activity in other places, like in India. But again, the biggest places will be China and Brazil, and to supplement, obviously, they are Japan and Australia.

But again, I would like to emphasize about Europe. Germany is still a big opportunity. Sales in Germany was very strong for the first six months, and continue also to be in France, so we see a lot of opportunities still in those international markets.

And if you look, Brian, what happening, on average in the last couple of years, we've been growing double-digit number in the international market year-over-year except we had some problem last year in Europe. But behind it we've been very strong in those countries.

Brian Brokmeier:	All right, great. Thanks a lot.

Homi Shamir:	Thank you.

Operator:	And that concludes today's Q&A session, I will now turn the call back over to Homi Shamir for any closing remarks.

Homi Shamir:
Thanks again for joining us today. We are going to be very busy over the next couple of months, meeting with members of the financial community. Yuval will be meeting with members of the institutional investment community on the West coast on August 15 and 16.

And I will be participating in several investor conferences in September. In addition, to commemorate our tenth year as a publicly traded company, we'll be ringing the NASDAQ closing bell on Monday, September 12, and we invite all of you to tune in.

Thank you again. Operator you may now disconnect the line.

Operator:	And that concludes today's conference call. We appreciate your participation.